Cadwalader, Wickersham & Taft LLP 200 Liberty Street, New York, NY 10281 Tel +1 212 504 6000 Fax +1 212 504 6666 www.cadwalader.com

September 13, 2018

Rolaine S. Bancroft, Esq.
Senior Special Counsel
Office of Structured Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Barclays Commercial Mortgage Securities LLC
Registration Statement on Form SF-3
Filed September 13, 2018
File No. 333-226850

Dear Ms. Bancroft:

We are counsel to Barclays Commercial Mortgage Securities LLC (the “Registrant”). We have reviewed your letter dated September 11, 2018 (the “Comment Letter”) transmitting comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Registrant’s registration statement (File No. 333-226850) on Form SF-3 as initially filed on August 15, 2018. We have also discussed the comments contained in the Comment Letter with various representatives of the Registrant. Capitalized terms used herein without definition have the meanings given them in the form of prospectus contained in our pre-effective amendment to the registration statement (the “Amendment No. 1”) submitted herewith. In addition to the revisions described below, the Registrant has added the below language to the form prospectus included in Amendment No. 1 following the definition of “Mortgaged Property” under the heading “Description of the Mortgage Pool – General”. The Registrant understands that the Staff has previously indicated that this language suggests that loans that would not satisfy the definition of “commercial real estate loan” under Regulation RR, such as the loans found in single-family rental securitizations, could be included in the asset pool. The Registrant confirms that if loans that would not satisfy the definition of “commercial real estate loan” under Regulation RR are included in the asset pool, the retaining sponsor will hold risk retention pursuant to Rule 4 of Regulation RR (standard risk retention), rather than through a third-party purchaser pursuant to Rule 7 of Regulation RR:

[A Mortgage Loan will be considered secured by a multifamily property or properties if each multifamily property consists of a single parcel or two or more contiguous or non-contiguous parcels that have an aggregate of five or more residential rental units that are collectively managed and operated.][IF A LOAN DOES NOT SATISFY THE DEFINITION OF “COMMERCIAL REAL ESTATE LOAN” UNDER REGULATION RR, THE SPONSOR

Anna Glick   Tel +1 212 504 6309   Fax +1 212 504 6666   anna.glick@cwt.com

Rolaine S. Bancroft, Esq.
September 13, 2018

WILL NOT SATISFY RISK RETENTION THROUGH THE RETENTION BY A THIRD-PARTY PURCHASER OF AN ELIGIBLE HORIZONTAL RESIDUAL INTEREST]

For your convenience, the Staff’s comments are repeated in italics below, followed by the Registrant’s responses.

Form of Prospectus
Retained Interests in This Securitization, page 187

1.	We note your disclosure that Barclays Bank PLC or its affiliates may retain or own in the future certain classes of certificates, and that any such party will have the right to dispose of such certificates at any time. Please revise to make clear that any such right to dispose is subject to any applicable hedging, transfer and financing restrictions set forth in Regulation RR.
The Registrant has revised Amendment No. 1 to make it clear that the language referring to Barclays Bank PLC’s free right to dispose of retained interests does not apply to interests retained in satisfaction of Regulation RR, and that such Regulation RR retained interests will be retained for the relevant period.

The Asset Representations Reviewer
Asset Review – Asset Review Trigger, page 317

2.	In discussing the example of why your asset review trigger is appropriate, we note your reference to prior pools of commercial mortgage loans for which Barclays (or its predecessors) was a sponsor in a public offering of CMBS with a securitization closing date on or after a date no earlier than nine years after the calendar quarter in which the securitization occurs. If you do intend to refer to prior securitizations, please revise your bracketed language to refer to a date no earlier than nine years before the calendar quarter in which the securitization occurs.
The Registrant has revised Amendment No. 1 accordingly.

Part II – Information Not Required in Prospectus
Item 14. Exhibits

3.	In your next amendment, please file the form of depositor certification by the chief executive officer as Exhibit 36.1. Refer to Item 601(b)(36) of Regulation S-K and General Instruction I.B.1.(a) of Form SF-3.

Rolaine S. Bancroft, Esq.
September 13, 2018

The Registrant has filed a form of Exhibit 36.1 with Amendment No. 1.

If you have any questions concerning the foregoing, please contact the undersigned.

Very truly yours,

/s/ Anna Glick
Anna Glick

cc: Daniel Vinson